Exhibit 23.3
                                    R.W. BECK
                                 Framingham, MA



November 14, 2003



Southern Power Company
270 Peachtree Street
Suite 2000
Atlanta, Georgia  30303

Subject:          Southern Power Company
                  Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is furnished relating to the exchange of unregistered 4.875% Senior Notes, Series C due July 15, 2015 in the aggregate amount of $575,000,000 (the "Original Senior Notes") for registered 4.875% Senior Notes, Series D due July 15, 2015 in the aggregate amount of $575,000,000 (the "Exchange Senior Notes"), as more fully described in the Registration Statement on Form S-4 filed by Southern Power Company ("Southern Power") on November 14, 2003 (the "Registration Statement"), and prepared in connection with the issuance of the Exchange Senior Notes.

R.W. Beck, Inc. ("Beck") was retained by Southern Power to act as the Independent Engineer in connection with the issuance of the Original Senior Notes and it prepared its Independent Engineer's Report dated July 1, 2003 (the "Report"), which is included as Annex A to the Registration Statement. Consent is given to the inclusion of the Report in the Registration Statement and to the references to Beck in the Registration Statement. Changed conditions occurring or becoming known after July 1, 2003 could affect the information presented in the Report to the extent of such changes.

This letter is not to be used, circulated, quoted or otherwise referred to within or without Southern Power for any purposes other than as specified herein in connection with the Registration Statement, including, but not limited to, the purchase or sale of the Exchange Senior Notes, nor is this letter to be referred to in whole or in part in the Registration Statement or any other document.

Very truly yours,

R.W. BECK, INC.

/s/Kenneth V. Marino

Kenneth V. Marino
Principal